

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2010

Zhenyu Wang
Principal Executive Officer
China INSOnline Corp.
Room 42, 4F, New Henry House, 10 Ice House Street
Central, Hong Kong

> **Re: China INSOnline Corp.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed December 7, 2010**
> **File No. 001-34113**

Dear Mr. Wang:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel